UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2024

Commission file number: 001-41557

CLEARMIND MEDICINE INC.

(Translation of registrant’s name into English)

101 – 1220 West 6th Avenue

Vancouver, British Columbia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein are the Registrant’s press releases issued on July 16, 2024, titled (i) “Clearmind Medicine Announces Submission of US Patent Application for Treating Metabolic Syndrome and Weight-loss” and (ii) “Clearmind Medicine Obtains IND Approval from the FDA to Start the Phase I/IIa Clinical Trial with its Innovative Treatment for Alcoholism”.

The first, second, third, fourth and fifth paragraphs of the press release attached to this Form 6-K as Exhibit 99.1 and the first, second, third, fifth and sixth paragraphs of the press release attached to this Form 6-K as Exhibit 99.2 are incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-275991, 333-270859, 333-273293), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Clearmind Medicine Announces Submission of US Patent Application for Treating Metabolic Syndrome and Weight-loss”
99.2	Press release titled: “Clearmind Medicine Obtains IND Approval from the FDA to Start the Phase I/IIa Clinical Trial with its Innovative Treatment for Alcoholism”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearmind Medicine, Inc.
(Registrant)

Date: July 16, 2024	By:	/s/ Adi Zuloff-Shani
	Name:	Adi Zuloff-Shani
	Title:	Chief Executive Officer

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